PRINCETON MANAGEMENT CORPORATION
                   5650 Greenwood Plaza Blvd.
                           Suite 216
                   Englewood, Colorado 80111
                 COMMISSION FILE NUMBER 0-22095



                     INFORMATION STATEMENT

                          PURSUANT TO
                      SECTION 14(f) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 14f-1 THEREUNDER


                         Introduction

     This Information Statement is being mailed on or about October 28, 1998, to holders of record on October 19, 1998, of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of Princeton Management Corporation, a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's Directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about November 12, 1998.


          Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and USA Service Systems, Inc., a privately held Florida corporation ("USA"), the Company has agreed to acquire all of the interests of USA in exchange for previously unissued "restricted" Common Stock of the Company. USA is engaged in the design and placement of retail displays to national chain stores. Additional services performed include assemblies of products for sale and display, as well as sales demonstrations. As of the date of this Information Statement, USA has reached agreement with a minimum of three other companies engaged in the same genre of business, wherein USA intends to acquire these other entities immediately upon closing of the transaction described hereinbelow, in exchange for a combination of stock, cash and notes. Upon closing of these acquisitions, USA will employ approximately 110 persons and the combined entity is expected to have approximately $16 million in annual revenues, on a pro forma basis.

     The terms of the Agreement provide that the Company will undertake a forward split of its issued and outstanding common stock, whereby 4.33 shares of common stock shall be issued in exchange for each share of common stock then issued and outstanding, in order to establish the number of issued and outstanding common shares at closing to be 1,250,000. Thereafter, USA will enter into a share exchange agreement with the Company wherein the Company would issue an aggregate of 3,750,000 "restricted" shares of the Company's Common Stock to USA in exchange for all of the issued and outstanding shares of USA (the "Transaction"). Accordingly, if all of the issued and outstanding shares of USA are exchanged for the Company's Common

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
Stock, the holders thereof will own approximately 75% of the Company's shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current
Officers and Directors will resign and will be replaced by Directors and Officers selected by USA's management. See "Directors and Executive Officers and Related Transactions" below.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current Officers and Directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or before November 13, 1998, with the closing to occur shortly thereafter.


                   Reason for Information Statement

     Because a majority of its Directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule. The Company's stockholders are urged to read this Information Statement carefully but are not required to take any action.


          Information Relating to the Company's Securities

     As of the date of this Information Statement, there are outstanding 288,600 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.


                      Principal Stockholders

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Information Statement by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, each of the Company's Directors and named Executive Officers and all Executive Officers as a group.

                                               Shares Beneficially Owned
                                           ----------------------------------

                   Name and Address of      Amount and Nature of   Percent of
Title of Class      Beneficial Owner       Beneficial Ownership(2)   Class
--------------  -------------------------  ----------------------- ----------
    Common      Greg Simonds(1)                    100,000           34.65%
                5650 Greenwood Plaza Blvd.
                Suite 216
                Englewood, CO 80111

                                    2

                                               Shares Beneficially Owned
                                           ----------------------------------

                   Name and Address of      Amount and Nature of   Percent of
Title of Class      Beneficial Owner       Beneficial Ownership(2)   Class
--------------  -------------------------  ----------------------- ----------

    Common      Gilberta P. Gara(1)                 29,100           10.08%
                RR2, Box 241
                Torrington, WY 82240

    Common      Gerald Loffredo                     57,500           19.92%
                1990 W. Rockrose Way
                Chandler, AZ 85248

    Common      Ray Daniels                         50,000           17.32%
                898 Pimlico Court
                Boulder, CO 80303

    Common      Agnes Olsen                         20,000            6.93%
                6600 France Ave. South #425
                Minneapolis, MN 55435

    Common     All Executive Officers and          129,100           44.73%
               Directors as a Group
               (2 persons)
_______________________

<F1>
(1)  Officer and/or Director of the Company.

<F2>
(2)  The information relating to beneficial ownership of the Company's Common
     Stock is based on information furnished by them using the definition of "beneficial ownership" set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange
     Act of 1934. Except where there may be special relationships with other persons, including share voting or investment power, the Directors and nominees possess sole voting and investment power with respect to the shares set forth beside their names.


     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed Director and Executive Officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                               Shares of Common Stock to be
                                                 owned upon consummation     Approximate
   Name and Address      Offices to be Held         of the Transaction      Percent of Class
----------------------- ---------------------- ---------------------------- ----------------
George D. Pursglove(1)  Chairman of the Board           1,691,500                33.8%
10770 Wiles Road            and President
Coral Springs, FL 33076

Chester E. Howard(1)    Senior Vice President-          1,691,500                33.8%
1808 Apricot Glen Dr.   Finance, CFO, Director
Austin, TX 78746

                                           3

                                               Shares of Common Stock to be
                                                 owned upon consummation     Approximate
   Name and Address      Offices to be Held         of the Transaction      Percent of Class
----------------------- ---------------------- ---------------------------- ----------------
Douglas C. MacLellan(1)        Director                    -0-                     -
10770 Wiles Road
Coral Springs, FL 33076

All Proposed Directors             -                    3,383,000                67.7%
and Executive Officers
as a Group (3 persons)
__________________________

<F1>
(1)  Proposed Officer and/or Director of the Company.


             Directors and Executive Officers and Related Transactions

Directors and Executive Officers

     The present Officers and Directors of the Company are as follows:

           Name              Age              Position
     ----------------        ---       -----------------------

     Greg Simonds             47         President, Director
     Gilberta P. Gara         56       Secretary/Treasurer and
                                              Director
Resumes:

     Gregory J. Simonds, is President and a director of the Company, positions he has held since November 1996. In addition to his positions with the Company, since June 1991, Mr. Simonds has been self-employed, acting as a consultant to various different companies, both public and private, as well as managing his own investment portfolio. Mr. Simonds received a Bachelor of Science degree from New England College, Henniker, New Hampshire in 1973. Mr. Simonds devotes only such time as necessary to the business of the Company, which time is not expected to exceed 20 hours per month.

     Gilberta P. Gara, is Secretary/Treasurer and a director of the Company, positions she has held since November 1996. Prior, from the Company's inception until November 1996, she was President and a director of the Company. In addition to her positions with the Company, since November 1994, Ms. Gara has also been an independent distributor for The People's Network, a television network based in Dallas, Texas. Prior, from 1990 through October 1994, she was the owner and operator of Gara & Sons, Torrington, Wyoming, a distributor of giftware lines. In January 1992, Ms. Gara filed a petition for protection under the U.S. Bankruptcy Code with the United States Federal Bankruptcy Court located in Denver, Colorado, where a discharge was entered in May 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

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
     If and when the Transaction is consummated, the Company's current Officers and Directors will resign and will be replaced, without stockholder action, by the following Officers and
Directors:

          Name            Age                 Position
  --------------------    ---       -----------------------------
  George D. Pursglove      46         Chairman, President and
                                      Chief Executive Officer

  Chester E. Howard        55       Senior Vice President-Finance,
                                     Chief Financial Officer and
                                               Director

  Douglas C. MacLellan     42                  Director

Resumes:

     George D. Pursglove is expected to assume the positions of Chairman of the Board, President and CEO upon closing of the proposed Transaction. Prior he has served as Chairman, President and Chief Executive Officer of the Consolidated Merchandising Services, Inc. ("CMS") since its incorporation in 1997. CMS was acquired by USA in October 1998 and is engaged in the same business of USA. Prior to joining CMS, Mr. Pursglove was President of Consolidated Business Group, Inc., a business management company offering consulting services for closely held consumer products companies. From March 1993 through November 1995, Mr. Pursglove served in the position of Director of Merchandising for Office Depot's contract/commercial division and Senior Divisional Merchandise Manager. At that time, Office Depot had over 400 stores and $5.0 billion in sales. From April 1992 through May 1993, Mr. Pursglove held the position of Divisional Merchandise Manager for the Price Company. Price Company had over 80 locations and generated $8.0 billion in sales prior to its merger with Costco. From August 1991 through April 1992, Mr. Pursglove was a business consultant functioning in the role of merchandising/marketing liaison reporting directly to the President/CEO or owner. From August 1988 through August 1991, Mr. Pursglove was Senior Vice President General Merchandise Manager and co-founder of HQ Office Supply Warehouse, Inc., a chain of 15 stores with annualized sales of $100 million. From August 1993 through August 1988, Mr. Pursglove held the position of merchandise manager and was one of the original group of key management personnel who were instrumental in the start-up of Home Club (now called Home Base), a chain of home improvement warehouse stores which at that time had 50 locations and generated $1.0 billion in sales. Prior to 1983, Mr. Pursglove held various positions of increasing responsibilities with NAVRESO, FedMart and the Two Guys organizations. Mr. Pursglove serves as a company director and advisor for Achiever Shredders and Office Product Company, Inc. and Sims Communications, Inc. Mr. Pursglove attended San Diego State College with a curriculum in history and graduated from San Diego Mesa College in 1972 with a degree in Social Science. Upon closing of the proposed Transaction it is anticipated that Mr. Pursglove will devote substantially all of his time to the business of the Company.

     Chester E. Howard is expected to assume the positions of Senior Vice President-Finance, Chief Financial Officer and Director upon closing of the proposed Transaction. Prior, he has held similar positions with CMS since the incorporation of CMS in January 1997. Prior to joining CMS, from May 1995 through November 1996, Mr. Howard served as a consultant with responsibilities of assisting various companies with private placement memorandums and other financial and advisory needs. From January 1994 through May 1995, Mr. Howard was the Chief Financial Officer for InterAmericas Communications Corporation. From January 1992 through January 1994, Mr. Howard served as a consultant preparing business plans, assisting companies in

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
public and private stock offerings and preparing companies for restructuring and financing. From June 1988 through January 1992, Mr. Howard served as Executive Vice-President/CFO and co-founder for HQ Office Supply Warehouse, Inc., a chain of 15 stores with annualized sales of $100 million. Mr. Howard's responsibilities included assisting the company with an initial public offering that raised $21 million and raising an additional $20 million in a secondary issue and a private placement. From 1986 through June of 1988, Mr. Howard served as Vice-President/CFO and co-founder of The Sports Authority, a chain of over 100 stores with sales volume of $1.2 billion. Mr. Howard's responsibilities included securing for the Company $18 million in venture capital investment. Prior to 1986, Mr. Howard held senior level positions with Gemco, Home Depot, Wickes and Handy Dan Home Centers. Mr. Howard received his B.A. in Business Administration from California State University in 1971 and his M.B.A. in Business Administration from California State University in 1975. Upon closing of the proposed Transaction it is anticipated that Mr. Howard will devote substantially all of his time to the business of the Company.

     Douglas C. MacLellan is expected to assume the position of Director upon closing of the proposed Transaction. Prior, he has served as a director of CMS since its incorporation in January 1997. Since June 1995, Mr. MacLellan has served as President, Chief Executive Officer and director of Portacom Wireless, Inc., a company which provides telecommunications services in developing countries. Since 1992, Mr. MacLellan has been President of the MacLellan Group, Inc., a consulting firm providing a broad range of financial and management advisory services. From 1993 until June 1995, Mr. MacLellan was a principal and co-founder of Maroon Bells Capital Partners, Inc., a merchant banking firm which specializes in providing corporate finance services to companies in the international and domestic telecommunications and media industries. Mr. MacLellan was co-founder and former director of InterAmericas Communications Corporation, a publicly held international telecommunications company which operates a competitive access fiber and satellite network in Latin America from July 1994 through May 1997. He was also a co-founder and a director from April 1993 through June 1996 of Great Bear Technology, Inc., a publicly held California and Bulgaria-based multi-media software development company. Since 1992, Mr. MacLellan has also served as a director of AMDL, Inc., a publicly held development stage biotechnology firm, and, since January 1990, as a director of Albion Offset Group, a privately held international trade advisory firm. Mr. MacLellan is also a director, since April 1997, of Datalex Corporation, a privately held year 2000 software tool kit provider. Mr. MacLellan was educated at the University of Southern California in economics and finance, with advanced training in classical economic theory. Upon closing of the proposed Transaction, Mr. MacLellan is only expected to devote such time as is necessary to the business of the Company.

Related Party Transactions

     There were no related party transactions which occurred during the past two years and which are required to be disclosed pursuant to the requirements included under Item 404 of Regulation SB.

     Upon closing of the Transaction (of which there can be no assurance), it is anticipated that USA will successfully consummate the acquisition of a minimum of three (3) unrelated businesses engaged in the same genre of business which USA is presently engaged. It is anticipated that the acquisition of these three businesses will be undertaken in exchange for cash, notes and issuance by the Company of additional shares of its common stock. While no assurances can be provided, it is anticipated that no more than an additional 800,000 shares of the Company's common stock will be issued as part of these transactions.

Standing Audit, Nominating and Compensation Committees

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings

     The Company presently has two Directors. During the fiscal year ended December 31, 1997, the Directors held three meetings.

Compensation of Directors and Executive Officers

     The Company's Officers and Directors have not been paid a salary during the fiscal year ended December 31, 1997, or subsequent thereto. The Company maintains a policy whereby the Directors and Executive Officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any Director or Officer for such expenses during the 1997 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's Officers or Directors.

     In the event the proposed Transaction described hereinabove closes, Mr. George D. Pursglove is expected to receive an annual salary of $120,000 per annum and Mr. Chester E. Howard is expected to receive an annual salary of $100,000 per annum. No other person is expected to receive annual compensation in excess of $100,000 per annum.

                  Section 16(a) Beneficial Ownership
                       Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Officers and Directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  October 28, 1998.


                              Princeton Management Corporation

                              s/Gregory J. Simonds

                              Gregory J. Simonds, President


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